SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

55276YAA4

G60642AA6

(CUSIP Number of Class of Securities)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$134,400,000	$5,281.92

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $210.0 million aggregate principal amount of the issuer’s 9.00% Convertible Senior Notes due 2038 at the tender offer price of $640 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☒     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,281.92	Filing Party: MF Global Ltd.

Form or Registration No.: SC TO-I/A	Date Filed: March 12, 2009

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 24, 2009, as amended and supplemented by Amendments No. 1 and No. 2 to Schedule TO filed on March 11, 2009 and March 12, 2009, respectively (the “Schedule TO”), which relates to the offer by MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), to purchase any and all of its issued and outstanding 9.00% Convertible Senior Notes due 2038 (the “Notes”) for cash (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2009 (the “Offer to Purchase”), and the Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as amended or supplemented, as the case may be. Except as specifically provided herein, this Final Amendment does not modify any of the information previously provided on the Schedule TO.

This Final Amendment is being filed solely to announce the final results of the Offer. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired on March 25, 2009. Based on a final count, the Company has been advised by the Depositary that $5,000,000 aggregate principal amount of the Notes were validly tendered and not properly withdrawn prior to such time. In accordance with the terms of the Offer, on March 26, 2009, the Company accepted all of the validly tendered Notes at a purchase price of $640 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including the Payment Date, which is expected to be March 26, 2009.

On March 26, 2009, the Company issued a press release announcing the final results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Final Amendment.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(iii) Press Release dated March 26, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: March 26, 2009	MF Global Ltd.

	By:	/s/ J. Randy MacDonald
	Name:	J. Randy MacDonald
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Amendment No. 3 are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated February 24, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(5)(i)	Press Release dated February 24, 2009.*

(a)(5)(ii)	Press Release dated March 12, 2009.*

(a)(5)(iii)	Press Release dated March 26, 2009.

(b)	Not applicable

(d)(1)	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).

(d)(2)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(3)	Form of Registration Rights Agreement, among the Company, Man Group plc and Man Group U.K. Ltd. (incorporated by reference as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007 (File No. 333-143395)).

(d)(4)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(5)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(6)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd. (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007).

(d)(7)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(8)	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(9)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(10)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on 10-Q, filed on February 11, 2009).

(d)(11)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(12)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(14)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(15)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(16)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(17)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(18)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(19)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(20)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(21)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.